Ropes & Gray LLP
                     One International Place
                   Boston, Massachusetts 02110

October 2, 2003

                                                  Brian D. McCabe
                                                   (617) 951-7801
                                            bmccabe@ropesgray.com

AllianceBernstein Trust (the "Trust")
1345 Avenue of the Americas
New York, New York  10105

Ladies and Gentlemen:

You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time, Class R shares of beneficial interest, without par value ("Shares"), of each of your AllianceBernstein Value Fund series, AllianceBernstein Small Cap Value Fund series, and AllianceBernstein International Value Fund series (each such series, a "Series").

We have examined an executed copy of your Agreement and Declaration of Trust dated December 12, 2001, as amended (the "Declaration of Trust") on file in the office of the Secretary of State of The Commonwealth of Massachusetts. We are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares of each Series. We have also examined a copy of your By-Laws and such other documents as we have deemed necessary for the purpose of this opinion.

We assume that upon sale of the Shares the Trust will receive the authorized consideration therefor in an amount not less than the applicable net asset value thereof.

Based on the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares of each Series and that when such Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder held personally liable solely by reason of his or her being or having been a shareholder of that series. Thus, the risk of a shareholder incurring financial loss on account of being such a shareholder is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offer and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-lA (File Nos. 333-51938 and 811-10221) relating to such offer and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP


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